
13030324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Capital, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch (212) 702-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place, Suite 200	Great Neck,	New York	11021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Capital, LLC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7-28-2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries
Financial Statements and Supplementary Information Required By Rule 17a-5 of The Securities and Exchange Commission and Independent Auditor's Report and Report on Internal Accounting Control
December 31, 2012

Table of Contents



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
Brean Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Brean Capital, LLC and Subsidiaries (the Company) as of December 31, 2012 and the related consolidated statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management is responsible for the preparation and the fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brean Capital and Subsidiaries, LLC at December 31, 2012 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

February 26, 2013
Great Neck, New York

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2012

Assets

Assets:	
Cash and cash equivalents	$ 4,817,835
Receivables from brokers-dealers and clearing organizations	6,873,392
Securities owned, at fair value	967,541,798
Prepaid expenses and other assets	828,921
Due from affiliate	82,158
Furniture, equipment and leasehold improvements, net	424,182
Security deposits	40,371
Total Assets	$ 980,608,657

Liabilities and Members' Equity

Liabilities:	
Securities sold, not yet purchased at fair value	$ 210,862,822
Payable to brokers-dealers and clearing organizations	706,782,313
Accounts payable, accrued expenses and other liabilities	2,140,118
Producer and bonuses payable	6,795,986
Due to member	131,920
Total Liabilities	926,713,160
Commitments and Contingencies	
Subordinated borrowings from related parties	6,750,000
Members' Equity	47,145,497
Total Liabilities and Members' Equity	$ 980,608,657

The accompanying notes are an integral part of these consolidated financial statements.

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Income
For the Year Ended December 31, 2012

Revenues:	
Commission & other fees	$ 17,597,715
Management, advisory and other fees	2,052,230
Investment banking services and syndicate underwriting fees	2,901,520
Unrealized loss on securities, net	(18,337,034)
Principal transactions, net	24,241,254
Interest income, net	8,088,680
Other income	59,605
Total Revenue	36,603,969
Expenses:	
Compensation and benefits	23,450,078
Clearance and floor brokerage	423,786
Travel and entertainment	1,193,819
Occupancy and equipment rentals	2,693,259
Depreciation and amortization	91,595
Communications and informational services	2,850,181
Professional services	1,972,736
Interest expense	406,124
Other	1,586,413
Total Expenses	34,667,992
Net Income Before Provision For Local Income Taxes	$ 1,935,977
Provision for Local Income Taxes	175,000
Net Income	$ 1,760,977

The accompanying notes are an integral part of these consolidated financial statements.

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 1,760,977
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	91,595
Unrealized loss on securities, net	18,337,034
(Increase) Decrease in assets and liabilties	
Receivables from brokers-dealers and clearing organizations	(1,707,023)
Securities owned, at fair value	(982,102,998)
Prepaid expenses and other assets	(618,970)
Due from affiliate	113,222
Security deposits	15,715
Securities sold, not yet purchased at fair value	211,487,683
Payable to brokers-dealers and clearing organizations	706,717,798
Accrued expenses, accounts payable and other liabilites	1,094,895
Producers and bonuses payable	1,744,959
Net Cash Used in Operating Activities	(43,065,113)
Cash Flows From Investing Activities:	
Purchase of furniture, equipment and leasehold improvements	(305,917)
Net Cash Used in Investing Activities	(305,917)
Cash Flows From Financing Activities:	
Payments of capital lease obligations	(10,373)
Due to member	(168,080)
Proceeds from subordinated debt	46,000,000
Contributions by members	1,301,829
Net Cash Provided by Financing Activities	47,123,376
Net Increase in Cash and Cash Equivalents	3,752,346
Cash and Cash Equivalents, Beginning of Year	1,065,489
Cash and Cash Equivalents, End of Year	$ 4,817,835
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for	
Interest	$ 1,434,155
Income taxes	$ 188,493
Supplemental Schedule of Noncash Financing Activities:	
Securities received for investment banking services	$ 118,495
Conversion of subordinated debt to equity	$ 42,000,000
Accrued interest on subordinated debt	$ 250,000

The accompanying notes are an integral part of these consolidated financial statements.

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Robert Fine	Robert Tirschwell	BMUR Holdings	Total
Balance, January 1, 2012	$ -	$ -	$ 2,082,692	$ 2,082,692
Net Income	723,336	723,336	314,305	1,760,976
Capital Contributions	500,000	500,000	301,829	1,301,829
Conversion of subordinated debt to members' equity	12,250,000	12,250,000	17,500,000	42,000,000
Balance, December 31, 2012	$13,473,336	$13,473,336	$20,198,826	$47,145,497

The accompanying notes are an integral part of these consolidated financial statements.

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Changes in Subordinated Borrowings
to the Claims of General Creditors
For the Year Ended December 31, 2012

Subordinated Borrowings at January 1, 2012		$ 2,500,000
Increases:		
Issuance of subordinated debt - related party	$ 21,500,000	
Issuance of subordinated debt - related party	12,250,000	
Issuance of subordinated debt - related party	12,250,000	
Accrued interest	250,000	
Total increases		46,250,000
Decreases:		
Conversion of subordinated debt to members' equity	17,500,000	
Conversion of subordinated debt to members' equity	12,250,000	
Conversion of subordinated debt to members' equity	12,250,000	
Total decreases		42,000,000
Subordinated Borrowings at December 31, 2012		$ 6,750,000

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and Basis of Presentation

Brean Capital, LLC (the Company), formerly known as Brean Murray, Carret & Co., LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and various other exchanges. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company engages in several classes of services including trading of mortgage backed securities and other fixed income instruments, management advisory, investment banking and syndicate underwriting and principal transactions. The Company is also a market maker in certain securities.

On July 31, 2012, Robert Fine (Fine) and Robert Tirschwell (Tirschwell) acquired a majority ownership interest in the Company from BMUR Holdings, Inc. (BMUR). Concurrent with the purchase, Fine, Tirschwell and BMUR contributed subordinated equity capital of $46 million dollars. (See Note 6)

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. (BMICS), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. (XBMCIC), a corporation organized in China in 2011, both wholly-owned subsidiaries of the Company. BMICS provides investment banking and advisory services and XBMCIC provides consulting services in the Xiamen Special Zone. All material intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currencies
Asset and liabilities denominated in foreign currencies are translated at year-end rates of exchanges, whereas the income statement accounts are translated at average rate of exchange for the year. Gains or losses from foreign currency transactions are included in net income.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition
Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Other fees are recorded when invoiced and management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are earned on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the fair value at date of grant. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Rent Obligation
The Company has operating lease agreements for its office which contain provisions for future rent escalations or for periods in which rent payments are abated. The Company records monthly rent expense equal to the total of the payment due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. The amount of deferred rent as reflected on the accompanying balance sheet at December 31, 2012 is $509,669.

Securities Owned
Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income Taxes
The Company is a limited liability company that was treated as a disregarded entity for income tax purposes through July 31, 2012. From August 1, 2012 through December 31, 2012, the Company is subject to partnership tax laws. There is no provision for federal and state income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax (NYC UBT) which is four percent of income after adjusting for non-deductible compensation to members and certain exclusions. The Company's tax provision of $175,000 for the year ended December 31, 2012 was paid in December 2012.

Note 2 – Summary of Significant Accounting Policies (Continued)

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations by taxing authorities for the previous three years and there are presently no ongoing income tax examinations.

Subsequent Events
The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements (See Note 12).

Note 3 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 3 – Fair Value Measurement (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Securities Owned				
Agency mortgage-backed	$ -	$ 55,391,757	$ -	$ 55,391,757
Commercial mortgage-backed	-	8,200,439	19,000	8,219,439
US Government and federal agencies	18,576,841	859,577,274	-	878,154,115
Corporate debt	-	13,639,129	7,727,510	21,366,639
Common stock				
Publicly traded	202,296	-	-	202,296
Privately held	-	3,120,000	-	3,120,000
Warrants				
Publicly traded	-	140,591	-	140,591
Privately held	-	291,199	-	291,199
Money market	543,262	-	-	543,262
Other	-	-	112,500	112,500
Totals	$ 19,322,399	$940,360,389	$ 7,859,010	$967,541,798
Liabilities				
US Government and federal agencies	$210,862,822	$ -	$ -	$210,862,822
Totals	$210,862,822	$ -	$ -	$210,862,822

Level 1 consists of treasuries, to be announced securities (TBA's), readily marketable common stocks and money market funds.

Level 2 consists of mortgage backed securities, selective collateralized mortgage backed securities, asset backed securities with recent sales activity, corporate bonds and investment grade securities of a requisite quality and holdings in two common stocks and various warrants. Level 2 common stocks were valued based on comparable companies discounted where necessary. For Level 2 warrants, the Company uses Black Scholes, discounted in certain instances for market factors. The warrants owned are not publicly traded, but the underlying stock is.

Level 3 consists of non-investment grade corporate bonds with par values of less than 95. The other security is carried at cost.

Note 3 – Fair Value Measurement (Continued)

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Securities that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which underlying securities are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

Note 4 – Receivable From/Payable to Brokers-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers-dealers and clearing organizations receivable at December 31, 2012 consist of the following:

	Receivable	Payable
Cash	$ 3,187,609	$ -
Receivable from clearing organizations	3,626,523	-
Receivable from broker-dealer	59,260	-
Payable to clearing organizations	-	706,782,313
Total	$ 6,873,392	$ 706,782,313

Note 5 – Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net, at December 31, 2012 are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and Fixtures	7 Years	$ 133,843
Computer Equipment	3-5 Years	940,582
Leasehold improvements	5 Years	210,086
Total, at cost		1,284,511
Less accumulated depreciation and amortization		860,329
Net		$ 424,182

Depreciation expense was $91,595 for the year ended December 31, 2012.

Note 6 – Subordinated Borrowings from Related Parties

During 2011 the Company submitted a filing to FINRA requesting approval for a subordinated loan (2011 Subordination) of $2,500,000. The 2011 Subordination was funded by a company related to the Parent. The 2011 Subordination matures on January 15, 2015 and calls for interest to be accrued at a rate of 10%. FINRA approved the Company's request effective December 2011. Subordinated borrowings from related parties at December 31, 2012 include $250,000 of accrued interest.

During 2012, the Company submitted a filing to FINRA requesting approvals for subordinated loans (2012 Subordinations) in the amounts of $12,250,000, $12,250,000 and $21,500,000. FINRA approved the Company's request effective July 31, 2012. Subsequently in 2012, the Company sought FINRA approval to convert the 2012 Subordinations to Members Equity. As a result of FINRA's approval on December 20, 2012, $12,250,000, $12,250,000 and $17,500,000, respectively, were converted to Members Equity. Until these loans were converted to equity, the loans were non-interest bearing. The remaining $4,000,000 subordinated loan matures on July 15, 2015 and calls for interest to be accrued at a rate of 8% commencing on July 31, 2012.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $6,750,000.

Note 7 – Related Party Transactions

The Company provides and receives certain management and administrative services from affiliates. To the extent these revenues and costs are specifically identifiable and quantifiable, the Company recognizes these revenues and expenses. For the year ended December 31, 2012, the Company earned $1,724,230 of management fees from these affiliates and is included in management fees in the accompanying consolidated statement of income. The Company incurs costs directly related to these management fees. At December 31, 2012, $82,158 was due from an affiliate in connection with such management and administrative services.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the parent, which are registered investment advisers.

Note 8 - 401(k) Plan

The Company sponsors a 401(k) plan covering substantially all employees. For the year ended December 31, 2012 the Company elected not to make matching contributions.

Note 9 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $16,829,752, which was $16,340,752 in excess of its required minimum net capital of $489,000. The Company's ratio of Net Capital was .4134 to 1.

Note 10 - Commitments and Contingencies

Lease Commitments

The Company has non-cancelable operating leases, relating to its offices located in New York, San Francisco, Beijing, China and various other locations which expire through April 30, 2017. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

Future minimum rental payments under these leases in each of the years subsequent to December 31, 2012 are as follows:

2013	$ 2,926,000
2014	2,761,000
2015	2,730,000
2016	2,756,000
2017	634,000
Total	$11,807,000

Rent expense under all operating leases approximated $2,400,000 for the year ended December 31, 2012.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payment under these arrangements and has not recorded any contingent liability in the financial statements for litigation or these indemnifications.

The Company has an outstanding letter-of-credit agreement aggregating approximately $440,000 used in lieu of a security deposit for one of its offices. This agreement matches the term of one of the non-cancelable operating leases.

Note 11 – Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include mortgage-backed TBAs and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no margin accounts guaranteed by the Company at December 31, 2012.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

Note 11 – Financial Instruments with Off-Balance Sheet Risk (Continued):

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12 – Subsequent Events

On January 31, 2013, FINRA approved the conversion of the 2011 Subordination to Member's Equity in the amount of $2,603,825, which reduced the subordinated borrowings to related parties to $4,146,175.



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829 0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997 0600

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
Brean Capital, LLC

We have audited the consolidated financial statements of Brean Capital, LLC and Subsidiaries as of and for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I , required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Kamler, Lewis & Noreman LLP

February 26, 2013
Great Neck, New York

Brean Capital, LLC and Subsidiaries
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net Capital:	
Total member's equity	$47,145,497
Add subordinated liabilities and allowable credits	6,750,000
Accrued discretionary bonuses	1,979,156
Total	55,874,653
Deductions and/or changes:	
Non-allowable assets from statement of financial position	
Securities and/or investments - not readily marketable	
Unlisted options/warrants - not readily marketable	3,551,790
Life insurance policy	112,500
Receivables from brokers-dealers and clearing organizations	59,260
Prepaid expenses and other assets	869,292
Due from affiliate	82,158
Furniture, equipment and leasehold improvements, net	424,182
Total	5,099,182
Net capital before haircuts on securities positions	50,775,471
Deduct haircut on securities positions	
Exempted securities	25,244,402
Debt securities	8,654,473
Securities positions	30,344
Money market	10,865
Undue concentration	5,635
Total Haircuts	33,945,719
Net Capital	$16,829,752
Aggregate indebtedness:	
Total liabilities from statement of financial position	926,713,160
Less:	
Securities sold, not yet purchased at fair value	210,862,822
Payable to brokers-dealers and clearing organizations	706,782,313
Accrued discretionary bonuses	1,979,156
Due to parent	131,920
Total	$ 6,956,948
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,00 minimum dollar net capital requirement	$ 489,000
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 463,796
Net capital requirement (greater of above)	$ 489,000
Excess net capital over minimum net capital	$16,340,752
Net capital less 10% of aggregate indebtedness	$16,134,057
Ratio: Aggregate indebtedness to net capital	.4134 to 1

The accompanying notes are an integral part of these consolidated financial statements.



KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Members and Directors
Brean Capital, LLC

In planning and performing our audit of the consolidated financial statements of Brean Capital, LLC and Subsidiaries (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kamler, Lewis & Noreman LLP

February 26, 2013
Great Neck, New York

Brean Capital, LLC and Subsidiaries

Agreed Upon Procedures Required By

SEC Rule 17a-5(e)(4)

For The Year Ended

December 31, 2012



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Accountants' Report

Members and Directors of
Brean Capital, LLC and Subsidiaries

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brean Capital, LLC and Subsidiaries and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brean Capital, LLC and Subsidiaries' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC – 7). Brean Capital, LLC and Subsidiaries' management is responsible for the Brean Capital, LLC and Subsidiaries' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Kamler, Lewis & Noreman LLP

February 26, 2013
Great Neck, New York

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040742 FINRA Dec
Brean Capital, LLC
570 Lexington Ave, 11th Floor
New York, NY 10022-6837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kenneth J. Kirsch (212) 702-6656

2. A. General Assessment (item 2e from page 2) $85,474

B. Less payment made with SIPC-6 filed (exclude interest) (21,412)
August 20, 2012
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 64,062

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $64,062

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $64,062

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brean Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February , 20 13 .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $36,603,970

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 1,411,801

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 673,619

Total additions — 2,085,420

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 423,784

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 148,124

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Management fee and other income — 2,111,630

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $1,816,358

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $25,522

Enter the greater of line (i) or (ii) — 1,816,358

Total deductions — 4,499,896

2d. SIPC Net Operating Revenues — $34,189,494

2e. General Assessment @ .0025 — $85,474

(to page 1, line 2.A.)

Brean Capital, LLC and Subsidiaries
Schedule of Assessment and Payments
Assessment Reconciliation (Form SIPC-7)
To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2012

Assessment $ 85,494

Payments made to Securities Investor Protection Corporation:

Date	Amount
August 20, 2012	$ 21,412
To be paid	64,062
	$ 85,494

Unaudited – See accompanying agreed upon procedures.

BREAN MURRAY CARRET & CO. 5931

VENDOR NO: SIPC NAME: Securities Investor CHECK DATE: 2/28/2013

REFERENCE NUMBER	INVOICE DATE	GROSS AMOUNT	DISCOUNT TAKEN	NET AMOUNT PAID
0228201302	2/28/2013	64,062.00	0.00	64,062.00
Check: 005931	TOTAL ▶			64,062.00

5931

BREAN MURRAY CARRET & CO.
OPERATIONAL CHECKING ACCOUNT
570 LEXINGTON AVENUE, FL 11
NEW YORK, NY 10022


citibank

CITIBANK, N.A. BR #414
EZ CHECKING
NEW YORK NY
1-8-210

DATE 2/28/2013

AMOUNT **********64,062.00*

PAY *SIXTY-FOUR THOUSAND SIXTY-TWO AND XX / 100

TO THE ORDER OF
Securities Investor
Protection Corporation
PO BOX 92185
Washington, DC 20090-2185



AUTHORIZED SIGNATURE

Security features. Details on back.

⑈005931⑈ ⑆021000089⑆ 998321972⑈

BREAN MURRAY CARRET & CO. 5931

2/28/2013	0228201302	64,062.00	0.00	64,062.00

Check: 005931 2/28/2013 Securities Investor 64,062.00